Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, NV 89521
August 20, 2007
VIA EDGAR
Ms. Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meridian Gold Inc.
Schedule 14D-9 filed on July 31, 2007
Amendment No. 1 to the Schedule 14D-9 filed on July 31, 2007
Amendment No. 2 to the Schedule 14D-9 filed on July 31, 2007
File No. 005-48357
     Dear Ms. Chalk:
          Reference is hereby made to the letter, dated August 13, 2007 (the “Comment Letter”), of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Meridian Gold Inc. (“Meridian Gold”) on July 31, 2007, as amended by Amendment No. 1, dated July 31, 2007, Amendment No. 2 dated July 31, 2007, and Amendment No. 3, dated August 14, 2007 (as amended, the “Schedule 14D-9”). Meridian Gold is filing concurrently herewith via EDGAR Amendment No. 4 to the Schedule 14D-9. As requested in the Comment Letter, Meridian Gold hereby acknowledges that:
•	Meridian Gold is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
August 20, 2007

•	Meridian Gold may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, MERIDIAN GOLD INC.
By:	/s/ Edward C. Dowling
Edward C. Dowling
President and Chief Executive Officer